Exhibit 99.4

MANULIFE FINANCIAL CORPORATION Annual Meeting of Common Shareholders to be held on Thursday, May 7, 2015

Proxy Form – Annual Meeting of Common Shareholders

Proxy Information

This proxy confers discretionary authority on the proxy named herein to vote in respect of any amendments or variations to the matters identified in the notice of meeting or any other matter which may properly come before the meeting in such manner as such proxy in his or her judgment may determine.

A shareholder has the right to appoint a person to represent him or her at the meeting other than the management representatives designated in this proxy. Such right may be exercised by filling in the name of the other person in the blank space provided; such other person need not be a shareholder.

Notes

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This proxy must be signed by a shareholder or his or her attorney duly authorized in writing. If you are an individual, please sign exactly as your shares are registered. If the shareholder is a corporation, a duly authorized officer or attorney of the corporation must sign this proxy, and if the corporation has a corporate seal, its corporate seal should be affixed.

•	Signatories on behalf of a trust or estate or under a power of attorney or similar authority should specify the capacity in which they sign. Documentation may be required evidencing authority.

•	If the shares are held by two or more persons, then all those persons should sign this proxy.

•	This proxy should be read in conjunction with the accompanying Management Information Circular and Notice of Annual Meeting of Common Shareholders.

•	If not dated, this proxy is deemed to bear the date on which it was mailed on behalf of management of the Company.

•	For your proxy vote to be counted, this proxy must be completed and delivered in accordance with the Voting Instructions below.

Voting Instructions

Manulife Financial Corporation offers four ways to vote your shares.

Option 1 – MAIL	Option 2 – INTERNET	Option 3 – TELEPHONE	Option 4 – SMARTPHONE
To vote by Mail from anywhere in the world 1. Complete the back of this form. 2. Sign and return the form in the enclosed envelope.

To vote by Internet from anywhere in the world

1.        Go to the website www.cstvotemyproxy.com

2.        Follow the instructions on the screen.

3.        You will be required to enter the 13-digit control number located above.

To vote by Telephone from Canada or the United States

1.        Using a touch-tone telephone, call toll free to 1-888-489-7352.

2.        Follow the voice instructions.

3.        When prompted, enter the 13-digit control number located above.

To vote using your smartphone, please scan this QR Code

Request for Financial Statements

If you wish to receive the financial statements and MD&A for the next year by mail, you must check the appropriate box below.

I wish to receive the Interim Financial Statements and MD&A	☐
I wish to receive the Annual Financial Statements and MD&A	☐

You may also make your request online at www.canstockta.com/financialstatements. Our Company code number is 4658A.

MANULIFE FINANCIAL CORPORATION Annual Meeting of Common Shareholders to be held on Thursday, May 7, 2015

Shareholder Proxy Form

This proxy is solicited on behalf of management of Manulife Financial Corporation (the “Company”).

The undersigned shareholder of the Company hereby appoints Donald A. Guloien, President and Chief Executive Officer, or failing him, Richard B. DeWolfe, Chairman of the Board, with full power of substitution, or instead of either of them,                                                                                                           , as proxy of the undersigned, to attend, vote and act for and on behalf of the undersigned at the Annual Meeting of common shareholders of the Company to be held at 11:00 a.m. Eastern Time on Thursday, May 7, 2015, at the Head Office of the Company, 200 Bloor Street East, International Room, Toronto, Ontario, Canada, and at all adjournments thereof, and, as specifically directed, to vote the common shares represented by this proxy upon the following matters.

Information on the following can be found in the Management Information Circular dated March 11, 2015.

The directors and management recommend shareholders vote FOR items 1, 2 and 3. Where no choice is specified, the proxyholders designated by management intend to vote FOR items 1, 2 and 3.

1. Election of Directors
The proposed nominees are:
		FOR	WITHHOLD
01	Joseph P. Caron	☐	☐
02	John M. Cassaday	☐	☐
03	Susan F. Dabarno	☐	☐
04	Richard B. DeWolfe	☐	☐
05	Sheila S. Fraser	☐	☐
06	Donald A. Guloien	☐	☐
07	Luther S. Helms	☐	☐
08	Tsun-yan Hsieh	☐	☐
09	P. Thomas Jenkins	☐	☐
10	Donald R. Lindsay	☐	☐
11	John R. V. Palmer	☐	☐
12	C. James Prieur	☐	☐
13	Andrea S. Rosen	☐	☐
14	Lesley D. Webster	☐	☐

2. Appointment of Auditors
	FOR	WITHHOLD
Appointment of Ernst & Young LLP as Auditors	☐	☐

3. Advisory Resolution Accepting Approach to Executive Compensation
	FOR	AGAINST
Advisory resolution accepting approach to executive compensation	☐	☐

Please Sign and Return this Proxy Form

To be valid, this proxy must be signed and received by the Company’s transfer agent, CST Trust Company, P.O. Box 721, Agincourt, Ontario, Canada, M1S 0A1, no later than 5:00 p.m. Eastern Time on Tuesday, May 5, 2015, or if the meeting is adjourned, no later than 5:00 p.m. Eastern Time on the second business day preceding the day to which the meeting is adjourned. This proxy revokes and supersedes all proxies of earlier dates.

Dated this day of , 2015.

Signature of Shareholder/Authorized Officer	Name of Shareholder (Please PRINT clearly)

Please see the Notes on the first page of this proxy form for instructions on how to complete the form.